Exhibit (l)

SUBSCRIPTION AGREEMENT

MAIRS AND POWER SMALL CAP FUND,

a series of

MAIRS AND POWER FUNDS TRUST

May 17, 2011

Mairs and Power Funds Trust

W-1520 First National Bank Building

332 Minnesota Street

Saint Paul, Minnesota 55101

Ladies and Gentlemen:

The undersigned hereby agrees to purchase 10,000 shares of beneficial interest of Mairs and Power Small Cap Fund, a series of Mairs and Power Funds Trust, a Delaware statutory trust, at a purchase price of $10.00 per share, for a total purchase price of $100,000.

The undersigned represents that it is making this purchase for investment purposes without any present intention of selling such shares.  The undersigned agrees that any stock certificate which represents such shares may include a legend restricting such sale.

Very truly yours,

/s/ William B. Frels

Accepted:

MAIRS AND POWER FUNDS TRUST, on behalf of
MAIRS AND POWER SMALL CAP FUND

By	/s/ Jon A. Theobald

Its	Secretary